Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

June 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:           Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Growth Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on May 16, 2014, with regard to Post-Effective Amendment No. 161 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Fees and Expenses

1.
Comment:  Please explain to us, in light of the Fund's strategy of investing in ETFs, why there is no acquired fund fees and expenses entry in the fee table.  Will the Fund’s investment in other funds be de minimis and included in “other expenses,” as permitted by Item 3, Instruction 3(f)(i) of Form N-1A?  (See Instruction 10(a) to Item 3.1 of Form N-2.)

Response:  The acquired fund fees and expenses from the Fund’s investments in ETFs do not exceed one basis point of average net assets of the Fund.  Accordingly, such fees and expenses have been included under the subcaption “Other Expenses.”

2.
Comment:  Footnote 2 to the Fee Table states that the expense limitation agreement may be changed or eliminated at any time, but only with the consent of the Board of Trustees.  Please state whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:   At this time, the Registrant does not anticipate any changes to (including elimination of) the agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Performance

3.
Comment:  The second paragraph under the bar chart on page 5 states that pre-inception historical performance for Institutional Service Class Shares is based on the previous performance for Institutional Class Shares.  Please explain why this class was chosen.

Response:  The Institutional Class was chosen because it was the class with the longest performance history and because it was the class that most closely resembled the expenses of the Institutional Service Class.

Fund Summary: Portfolio Management

4.
Comment:  The table under “Portfolio Managers” indicates that each portfolio manager’s length of service with the Fund is since 2014.  Please disclose why all the subadviser’s personnel are new.  Is the subadviser new?

Response:  On March 13, 2014, Boston Advisors, LLC replaced Turner Investments, L.P. as the subadviser to the Fund.  Therefore, each portfolio

U.S. Securities and Exchange Commission

manager is new.  A statutory prospectus supplement detailing this change was filed with the SEC on March 12, 2014.

Investing with Nationwide Funds: Fair Value Pricing

5.
Comment:  Rule 38a-1 under the Investment Company Act makes clear that the Board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means.  See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).  See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (June 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013).  It is also the Commission’s view, expressed in Accounting Series Release No. 118, that, although directors may assign others the task of calculating fair value, a fund’s board remains responsible for establishing fair value methodologies used and for continuously reviewing the appropriateness of those methodologies and the valuations they produce.  Under “Fair Value Pricing,” please disclose that the Board, or the Board’s pricing committee by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

Response:  The Registrant respectfully declines to accept this comment.  While the Registrant agrees that Rule 38a-1 requires annual review of the adequacy of the Fund’s valuation procedures, no provision in the rule requires a fund to disclose such requirement in the fund’s registration statement.  Similarly, while Item 11(a) of Form N-1A requires a description of a fund’s procedures for pricing fund shares, including fair valuation procedures, neither the item nor the instructions to the item require the disclosure requested in the comment.

Investing with Nationwide Funds: Exchanging Shares

6.	Comment: Under “Exchanging Shares,” we believe that investors should be reminded that an exchange of shares is treated for tax purposes as a sale and any gain on the exchanged shares will be taxable.

Response:  The Prospectus, under the heading “Selling and Exchanging Shares,” states that “For tax purposes, an exchange from one Nationwide Fund to another is the same as a sale.”  The Registrant believes that this disclosure is sufficient to satisfy the requirements of Form N-1A.

Statement of Additional Information

Investment Restrictions

U.S. Securities and Exchange Commission

7.
Comment: In the fifth bullet under “Investment Restrictions,” delete the phrase “25% or more (taken at current value) of the Fund’s total assets” to reflect the concentration limit applicable to open-end funds. See Instruction 4 to Item 9(b)(1) of Form N-1A. In our view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected. Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response:  The Registrant respectfully submits that the stated concentration policy is consistent with long-standing SEC staff statements. In particular, the SEC staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.” The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)).

8.
Comment:  In the sixth bullet under “Investment Restrictions,” delete the phrase “and enter into any other lending arrangement as and” to make the restriction more specific.  An exception to the prohibition should be specific or, as here, you run the risk that the restriction appears to be overwhelmed by the exception.  That is, the Fund may not make any loans except that it may make any loan that it is permitted to make.  We suggest that the restriction would be clarified by eliminating the last clause.

Response:  The Registrant respectfully declines to incorporate the comment. The current language is intended to account for the possibility of any change in the 1940 Act, or any rule, order or interpretation thereunder.

9.
Comment:  In the last paragraph on page 25, please clarify that the Fund’s repurchase agreements and loans of portfolio securities are subject to a continuing one-third of total assets coverage requirement derived from Section 18(f)(1).  See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. Nov. 25, 1997).

Response:  The Registrant respectfully submits that the current disclosure that the one-third of total assets coverage requirement applies to permissible borrowings, loans (per revision as noted below), or investments sufficiently addresses the comment.  Repurchase agreements are listed as a permissible investment of the Fund and, as stated on page 20, are deemed by the SEC staff to be loans by the Fund.

10.	Comment: Please revise the first sentence of the last paragraph on page 25 to read:

The Fund’s obligation not to pledge, mortgage, or hypothecate assets in excess of 33⅓% of the Fund’s total assets with respect to permissible

U.S. Securities and Exchange Commission

borrowings, loans, or investments, as described above, is a continuing obligations and such asset segregation must be maintained on an ongoing basis.

Response:  The Registrant has revised the disclosure in accordance with the comment.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire